

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

July 5, 2005





05009526

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of June, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Announces Positive Exploration Results from Malku Khota Silver Project Joint Venture with Apex Silver Mines Ltd.	June 6, 2005
2.	**Annual General Meeting Material**	
(a)	Report of voting results	June 27, 2005
3.	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(c)	All annual general meeting material referred to under Item 2	

GENERAL MINERALS CORPORATION


GENERAL MINERALS
CORPORATION
GMC

FOR IMMEDIATE RELEASE: 05-06

General Minerals Corporation Announces Positive Exploration Results from Malku Khota Silver Project Joint Venture with Apex Silver Mines Ltd.

June 6, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that SILEX Bolivia S.A., a Bolivian subsidiary of Apex Silver Mines Ltd. (collectively "Apex Silver"), has completed a substantial program of surface and underground sampling at the Malku Khota project and has confirmed the existence of a large width of disseminated silver mineralization, seen at the surface, in historic underground tunnels which they have sampled. Malku Khota is located approximately 300 kilometres southeast of La Paz, Bolivia, approximately 25 kms south of the Atocha Project which is in the same sandstone host rocks. GMC sold Atocha to Esperanza Silver Corporation for 4 million units of that company in December 2003. Earlier this year GMC announced that Apex Silver could earn up to 70% joint venture interest in the Malku Khota property (see GMC PR05-02, February 22, 2005).

Apex Silver has completed a program of surface and underground sampling and plans to start a drill program in July. A total of 1,111 surface and underground samples have been collected. This initial surface program has focused on Limosna Hill where they have defined a silver anomaly that measures approximately 1.4 kms long by a varying width of approximately 30 to 180 metres within the host sandstone. In a very positive development, underground sampling within old tunnels in this zone has returned a composited average value of 395 gpt silver over a width of 130 metres. These tunnel samples are channel samples taken from underground exposures a few metres to approximately 50 metres below the surface. This mineralization starts at surface and there is no overburden. A summary of the results is shown in the following table:

Approximate True Width	Average Silver Grade
130 metres	395 gpt (equivalent to 11.45 oz per ton)
Includes Two Higher Grade Intervals:	-
90 Metres	446 gpt(equivalent to 12.93 oz per ton)
30 Metres	580 gpt (equivalent to 16.82 oz per ton)

Ralph Fitch, President and CEO of GMC, stated, "This is a very positive development. Apex Silver's results confirm our earlier exploration which concluded disseminated silver mineralization existed over a significant width and length within the sandstone. Our experience at Atocha to the north clearly demonstrated that underground sampling in these rocks, rather than drilling, was the best way to obtain the true grade, so I believe that Apex Silver's program of underground sampling over this significant width is a good indication of the type of mineralization to be found in the zone they have defined."

Apex Silver collected semi-continuous channel samples on lines approximately 100 metres apart at the surface to define the zone. They then reopened two old tunnels that cut across a portion of the width

of the zone defined at surface. Samples were collected from the walls of the tunnels at approximately 2.5 metre intervals. Values varied from a low of 29 gpt silver to a high of 4,300 gpt silver. These values were then composited and reduced to the approximate "true width" of the mineralization which gave the result reported above. Over the 130 metre width there is a general background of silver mineralization of approximately 100 gpt within which there are a number of higher grade zones varying from a few hundred to a few thousand gpt silver.

The zone discussed in this press release is only a small part of the entire surface anomaly initially defined by GMC.

The Qualified Person on the project under National Instrument 43-101 is Robert B. Blakestad, M Sc., R.G, P.G., Vice President-Exploration of Apex Silver.

The samples were analyzed by Alex Stewart Assayers, Mendoza, Argentina. Gravimetric means were used to analyze for silver.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, two in Bolivia and one in Chile. The target mineralization is copper, silver and gold. In addition to Malku Khota, three of these properties are now under option to other mining companies: Escalones (Chile) with Phelps Dodge subsidiary, Aurex; Monitor (USA) with Teck Cominco Ltd.; and Dragoon (USA) with BHP Billiton. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of General Minerals Corporation. (the "Company") held on June 9, 2005 (the "Meeting").

	Description of Matter	Outcome of Vote
1.	Resolution to elect six directors, as proposed in the management information circular for the Meeting.	This resolution was passed. The vote was conducted by a show of hands. CIBC Mellon (the "Scrutineer") confirmed that proxies representing 2,676,556 common shares were submitted in favour of the resolution (99%) and 26,820 common shares were withheld from voting on the resolution (1%).
2.	Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.	The resolution was passed. The vote was conducted by a show of hands. The Scrutineer confirmed that proxies representing 2,693,376 common shares were submitted in favour of the resolution (100%) and no common shares were withheld from voting on the resolution (0%).
3.	Resolution to approve amendments to the Company's share option plan as proposed in the management information circular for the Meeting.	The resolution was passed. The vote was conducted by way of a ballot. The Scrutineer confirmed that 581,224 common shares were voted in favour of the resolution (77.25% of the votes cast) and 171,144 common shares were voted against the resolution (22.75% of the votes cast). Votes attached to securities beneficially owned by "insiders" representing 293,724 common shares were excluded from this vote.

DATED this 27 day of June, 2005.

GENERAL MINERALS CORPORATION



Ralph G. Fitch
President & Chief Executive Officer